Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 21, 2020

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at:

Place:	Fasken Martineau DuMoulin LLP
800 Square Victoria
Suite 3500
Montreal, Québec, Canada
H4Z 1E9

Date:	April 21, 2020
Time:	1:30 p.m.

The purposes of the Meeting are to:

1.	receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2019 and the auditors’ report thereon;

2.	elect the directors of the Corporation;

3.	appoint the auditor of the Corporation and authorize the directors to fix its remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

Only persons registered as shareholders on the records of the Corporation as of the close of business on March 10, 2020 (the “Record Date”) are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (eastern time) on April 20, 2020 or with the Secretary of the Corporation before the commencement of the Meeting.

SIGNED in Etobicoke, Ontario, Canada
March 9, 2020

By Order of the Board of Directors

(signed) Alain Bédard

Alain Bédard, FCPA, FCA
Chairman of the Board, President and Chief Executive Officer
TFI International Inc.

All dollar amounts set out in the annexed Management Proxy Circular are expressed in Canadian dollars, unless otherwise indicated. The symbol “$” and “CAD” refer to the Canadian dollar and “USD” refers to the U.S. dollar.